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[LOGO OF IWHC APPEARS HERE]
                                                                     EXHIBIT 7.D
                       Industrial-Works Holding Co., LLC

February 18, 2000

Mr. David Malmberg
Chairman
Fieldworks, Incorporated
7631 Anagram Drive
Eden Prairie, MN 55344

Dear David:

We understand that a hearing has been scheduled for February 24, 2000 before The Nasdaq Stock Market in response to the request by FieldWorks, Incorporated ("FieldWorks") for continued listing on the Nasdaq National Market.

As discussed at the meeting of the Board of Directors of FieldWorks last week, FieldWorks intends to demonstrate at the hearing that it will satisfy the maintenance requirements for continued listing based on (1) the purchase of shares of Series B Convertible Preferred Stock (the "Initial Preferred Shares") by Industrial-Works Holding Co., LLC ("IWHC") pursuant to the Stock Purchase Agreement, dated as of November 20, 1999, and (2) the execution of FieldWorks' plan of operations for fiscal year 2000.

Although we have, as you know, confidence in the FieldWorks' plan, we also understand that you want a backup plan to assure you of additional equity if needed. This letter is written to confirm the willingness of IWHC to provide additional capital, in the event such additional capital is necessary, to support operations and justify the continued listing of FieldWorks' Common Stock on the Nasdaq National Market. We understand you have several potential sources of capital, but that a firm commitment of additional capital will be beneficial to FieldWorks. Accordingly, we are pleased to present the following proposal for your consideration.

Subject to acceptance of this letter by Fieldworks and the consummation of the purchase by IWHC of the Initial Preferred Shares, IWHC hereby commits to purchase up to 3,000,000 shares of preferred stock (the "Additional Preferred Shares") of FieldWorks on the terms and conditions set forth in this letter. The Additional Preferred Shares subject to this commitment are in addition to the Initial Preferred Shares.

FieldWorks will have the right, but not the obligation, to request that IWHC purchase up to 3,000,000 Additional Preferred Shares, in increments of 1,000,000 shares. FieldWorks may exercise this right by delivering written notice to IWHC specifying the number of Additional Preferred Shares to be sold to IWHC (the "Call Notice"), provided the Call Notice is delivered to

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       19200 Von Karman Avenue, Suite 400, Irvine, California 92612-8512
                   Phone: 949-475-0055     Fax: 949-477-8044
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IWHC at any time after April 2, 2000, and on or prior to the date following the annual meeting of the shareholders of FieldWorks (but in any event delivered not later than May 31, 2000). Upon receipt of the Call Notice, IWHC shall be obligated to purchase, and FieldWorks shall be obligated to sell, the number of Additional Preferred Shares specified therein, at a closing to be held within fifteen business days thereafter. If the approval of FieldWorks' shareholders is required for the issuance of all such Additional Preferred Shares, then IWHC (a) shall purchase as many Additional Preferred Shares within such 15-day period that can be purchased without shareholder approval, and (b) shall purchase the balance of such Additional Preferred Shares within fifteen business days after shareholder approval. FieldWorks agrees to seek any such shareholder approval at its annual meeting to be held in May 2000.

The purchase price for the Additional Preferred Shares shall be (a) $1.00 per share (net of any fees payable to IWHC or its affiliates as a direct result of such purchase), or (b) if lower, 80% of the average closing price per share of the Common Stock of Fieldworks on the five trading days prior to the date the Call Notice is delivered or (c) if lower, 80% of the average closing price per share of the Common Stock of FieldWorks on the five trading days prior to date the Additional Preferred Shares are purchased.

The Additional Preferred Shares shall have the same rights, preferences, privileges and covenants as the Initial Preferred Shares. IWHC shall have the same covenant, registration, and other rights with respect to the Additional Preferred Shares as exist under the Stock Purchase Agreement and the Registration Rights Agreement with respect to the Initial Preferred Shares.

Notwithstanding the foregoing, IWHC's commitment in this letter will expire, and IWHC will not be obligated to purchase the Additional Preferred Shares, if (a) the Common Stock of FieldWorks is delisted from the Nasdaq National Market prior to the purchase of any Additional Preferred Shares, (b) if FieldWorks is given notice prior to such purchase of a final decision of such delisting by The Nasdaq Stock Market, or (c) if any required shareholder approval is not obtained prior to May 31, 2000, or (d) if the Call Notice is not received by IWHC during the exercise period described above.

In consideration for IWHC's commitment in this letter, FieldWorks will promptly issue to IWHC a five-year warrant to purchase 100,000 shares of Common Stock of FieldWorks at a price per share equal to the closing price per share of Common Stock on the date of acceptance hereof (which warrant shall be immediately exercisable and otherwise have the same registration rights and other terms as the warrant to be issued to IWHC at the closing of the Stock Purchase Agreement).
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If the terms of this Commitment Letter are acceptable, please sign below and return a copy of this letter to us.


Sincerely,

Michael E. Johnson
Managing Director
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The undersigned accepts the foregoing commitment and the terms and conditions of this Commitment Letter.

FIELDWORKS, INCORPORATED


By: ___________________________
     David Malmberg
     Chairman